UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2006
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Amendments to the Memorandum and Articles of Association

Origin Agritech Limited (“Origin”) was incorporated in the British Virgin Islands on February 10, 2005 under the International Business Companies Act. In view of the passing into law of the BVI Business Companies Act (“BCA”) and the automatic re-registration of all International Business Companies under this Act with effect from January 1, 2007, we have made certain changes to the Memorandum and Articles of Association (the “Amended and Restated M&A”) in compliance with the BCA. The directors of the board of Origin, at a meeting of the board of directors held in Beijing on June 25-26, duly considered the Amended and Restated M&A, and determined that it is in the best interests of the Company and of the shareholders of the Company that the Amended and Restated M&A be adopted as the new Memorandum of Association and Articles of Association of the Company, in substitution for and to the exclusion of the existing Memorandum of Association and Articles of Association. The board of directors of Origin has determined that it would be in the best interests of the Company to re-register as a company governed by the BCA.

In addition to the above changes, we have made certain other changes including changes related to corporate governance. Among others, we have added provisions regarding the audit committee of the board of directors.

The board of directors of Origin has determined that these amendments to the Memorandum of Association and Articles of Association of the company do not materially vary rights of the shareholders of Origin.

CONTACT: Jeff Wang Chief Financial Officer 0086-10-5890-7518	-OR-	INVESTOR RELATIONS COUNSEL: Devin Sullivan (212) 836-9608 dsullivan@equityny.com Adam Prior (212) 836-9606 aprior@equityny.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By: /s/ Dr. Han Gengchen
Name: Dr. Han Gengchen
Title: Chief Executive Officer

Date: June 30, 2006

EXHIBIT

Exhibit Number	Description

3.1	Amended and Restated Memorandum and Articles of Association